Exhibit 99.1

INVESTOR CONTACT: Diana Downey Investor Relations +1 832-445-3865
Orion Engineered Carbons S.A. Announces
Fourth Quarter and Full Year 2016 Financial Results
Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg - February 23, 2017 - Orion Engineered Carbons S.A. (NYSE: OEC), a worldwide supplier of Specialty and High-Performance Carbon Black, today announced fourth quarter 2016 financial results.
Full Year 2016 Highlights

•	Net Income of €44.6 million and EPS of €0.75

•	2016 Full Year Adjusted EPS[1] €1.35 as compared to €1.20 in 2015

•	Adjusted EBITDA[1] of €222.8 million, at the higher end of guidance
Fourth Quarter 2016 Highlights

•	Total Carbon Black volumes increased 6.5 % to 280.6 kmt with both Specialty and Rubber Carbon Black businesses contributing to this increase

•	Revenue of €276.3 million increased by €15.9 million, or 6.1%, compared to the fourth quarter of 2015

•	Net Income of €18.6 million, EPS of €0.31 and Adjusted EPS of €0.39

•	Adjusted EBITDA[1] increased 9.4% to €55.6 million, with Specialty Carbon Black Adjusted EBITDA increasing 6.7% to €30.3 million and Rubber Black Adjusted EBITDA increasing 12.9% to €25.3 million

•	Specialty Carbon Black Adjusted EBITDA margin increased 40 basis points year-over-year to 31.5% and Rubber Carbon Black Adjusted EBITDA margin increased 80 basis points to 14.1%

•	Cash flow from operations of €51.5 million

1) See below for a reconciliation of non-IFRS financial measures to the most directly comparable IFRS measures

“We ended 2016 with a strong fourth quarter, bringing to a close a record year for carbon black volumes, Adjusted EBITDA and Adjusted EBITDA margin. Our Adjusted EBITDA in the quarter rose 9.4% to €55.6 million, resulting in full year Adjusted EBITDA that hit the higher end of our most recent guidance range,” said Jack Clem, Chief Executive Officer. “We achieved solid volume growth in both our specialty and rubber businesses in the quarter, but specialty growth was especially strong, rising 10% versus the prior year. This strong growth in specialty volume more than offset some margin pressure we experienced as a result of a rise in the price of feedstock in the quarter. Our rubber segment continued to benefit from the feedstock surcharges we successfully implemented earlier in the year and a strong fourth quarter contribution from the recently acquired business in Qingdao, China (OECQ).”

“Consistent with our business model and strategy, we continued to see strong cash generation.” concluded Mr. Clem. “Cash from operations totaled €51.5 million in the quarter, well above our operational needs, debt service and dividend coverage. As a result, in early January of 2017, we announced the voluntary repayment of another €20 million of debt. We achieved a year-end leverage ratio of 2.50x, down from 2.89x at the start of 2016.”

	Fiscal Year
In EUR (except where noted)	2016	2015
	Fourth Quarter	Fourth Quarter
Volume (kmt)	280.6	263.5
Revenue (million)	276.3	260.4
Contribution Margin (million)	117.7	110.2
Contribution Margin per metric ton	419.4	418.3
Operating Result (EBIT) (million)	36.7	23.1
Adjusted EBITDA (million)	55.6	50.8
Profit for the Period (Net Income) (million)	18.6	1.5
EPS	0.31	0.02
Adjusted EPS	0.39	0.20

Fourth Quarter 2016 Overview
Total volumes increased by 17.1 kmt, or 6.5%, to 280.6 kmt in the fourth quarter of 2016 compared to 263.5 kmt in the fourth quarter of 2015. The increase reflected a 10.0% gain in Specialty Carbon Black volumes and a 5.6% gain in Rubber Carbon Black volumes, of which the organic growth rate was 2.1% adjusting for the acquisition of the OECQ business.
Revenue increased essentially in line with volumes by €15.9 million, or 6.1%, to €276.3 million in the fourth quarter of 2016 from €260.4 million in the fourth quarter of 2015, with the impact of full consolidation of OECQ offsetting the impact of the decline in oil prices compared to 2015.
Contribution Margin increased by €7.5 million, or 6.8%, to €117.7 million in the fourth quarter of 2016 from €110.2 million in the fourth quarter of 2015, primarily driven by volume increases, the positive impact of feedstock cost surcharges and increased base prices in Rubber Carbon Black, the full consolidation of OECQ and positive foreign exchange translation effects associated with the stronger US Dollar. As a result, the Contribution Margin per metric ton (CM/mt) improved by €1.1/mt in the fourth quarter of 2016 to €419.4/mt.
Adjusted EBITDA increased by €4.8 million, or 9.4% to €55.6 million in fourth quarter of 2016 from €50.8 million in the fourth quarter of 2015 reflecting the increase in Contribution Margin.

Net Income for the fourth quarter of 2016 was €18.6 million compared to €1.5 million in the fourth quarter of 2015 primarily due to the increase in operating results, lower depreciation charges and lower costs included in the financial result, partially as a result of the repayment and repricing of OEC Group debt during the year. EPS in the fourth quarter of 2016 were €0.31 compared to

€0.02 in the fourth quarter of 2015, mainly as a result of the increase in Net Income. Weighted shares outstanding used to calculate EPS were 59.3 million for the fourth quarter of 2016 and 59.6 million for the fourth quarter of 2015.
Quarterly Business Results

SPECIALTY CARBON BLACK
	Q4 2016	Q4 2015	Y-o-Y Comparison in %
Volume (kmt)	59.5	54.1	10.0
Revenue in EUR million	96.1	91.5	5.0
Gross Profit in EUR million	39.9	38.7	3.2
Gross Profit/metric ton in EUR	670.6	714.2	-6.1
Adjusted EBITDA in EUR million	30.3	28.4	6.7
Adjusted EBITDA/metric ton in EUR	509.0	524.8	-3.0
Adjusted EBITDA Margin (%)	31.5	31.1	40bps
Volumes for the Specialty Carbon Black business increased by 10.0%, reflecting increased global demand and continued penetration of both existing and new markets. Strong growth in volumes drove revenue up by €4.6 million.
Gross Profit of the business increased by €1.3 million, or 3.2%, due to increased volumes, offset by negative effects associated with feedstock costs and some price effects.
Adjusted EBITDA of the business increased by 6.7% to €30.3 million reflecting the increase in Gross Profit and as a result, the Adjusted EBITDA margin increased 40 basis points to 31.5%.

RUBBER CARBON BLACK
	Q4 2016	Q4 2015	Y-o-Y Comparison in %
Volume (kmt)	221.1	209.4	5.6
Revenue in EUR million	180.2	168.9	6.7
Gross Profit in EUR million	47.1	39.8	18.4
Gross Profit/metric ton in EUR	213.1	190.0	12.2
Adjusted EBITDA in EUR million	25.3	22.4	12.9
Adjusted EBITDA/metric ton in EUR	114.6	107.2	6.9
Adjusted EBITDA Margin (%)	14.1	13.3	80bps
Volumes of the Rubber Carbon Black business increased by 5.6%, reflecting the full quarter effect of consolidating OECQ and increased demand in Korea and Brazil. Revenue increased by €11.3 million, primarily as a result of volume growth and the effect of oil price surcharges, offset by oil price declines.
Gross profit of the business increased 18.4% to €47.1 million as a result of volume growth, increased revenue, a reduction in depreciation expense and the impact of full consolidation of OECQ.
Adjusted EBITDA of the business increased 12.9% to €25.3 million, reflecting an increase in Gross Profit, adjusted for the change in depreciation and offset by the timing of fixed cost spend and the consolidation of fixed costs associated with OECQ.

Balance Sheet and Cash Flow
As of December 31, 2016, the Company had cash and cash equivalents of € 73.9 million, which represent an increase of €9.2 million from September 30, 2016. During the fourth quarter the Company paid a quarterly dividend of €10 million, the regularly scheduled quarterly interest payment of €9.7 million, and €1.9 million of mandatory debt repayment. In January 2017, the Company made another voluntary debt repayment of €20.0 million. Consistent with the Company's capital allocation plan, the Company has now made voluntary debt repayments of €110 million since December 2015.
The Company’s non-current indebtedness as of December 31, 2016 was €613.5 million, composed of the non-current portion of term loan liabilities (€623.2 million less transaction costs of €9.7 million) plus €0.2 million of other long term debt. Net indebtedness, including the €7.4 million current portion of term loan liabilities, was €556.7 million, which represents LTM Adjusted EBITDA multiple of 2.50 times.
Cash inflows from operating activities in the fourth quarter of 2016 amounted to €51.5 million, consisting of a consolidated profit for the period of €18.6 million, adjusted for depreciation and amortization of €18.4 million and the exclusion of finance costs of €10.2 million. Net working capital totaled €182.0 million as of December 31, 2016, compared to €190.4 million as of September 30, 2016. Net Working Capital ended 2016 at 63 days, reflecting continued effective working capital management and some favorable one-off timing effects around the 2016 year-end holiday period.
Cash outflows from investing activities in the fourth quarter of 2016 amounted to €14.0 million composed of expenditures for improvements primarily in the manufacturing network throughout the production system. Cash outflows for financing activities in the fourth quarter of 2016 amounted to €29.6 million, consisting primarily of the quarterly dividend, and the regular interest payment and debt repayment.

2017 Outlook
“2016 was a very good year for Orion.” stated Mr. Clem. “We set some ambitious targets and executed well against them. We closed an unprofitable facility and initiated the conversion of other facilities to higher value products. We completed the integration of the plant in Qingdao with immediate improvements in sales and mix. We addressed the impact of feedstock cost dislocations in Europe, continued to expand our specialty and technical grade growth and expanded sales of new grades while continuing to improve the productivity and efficiency of our facilities. The results are reflected in our record profitability in 2016.
“The past year prepares us for 2017, to profitably grow our volumes in both the technical rubber and specialty segments, to expand our mix of higher margin products and to continue improving our production network. We are confident that our business model will continue to generate strong cash flows to fund on-going capex needs and productivity enhancement projects, meet our dividend commitment and continue to deliver on our promise to de-lever our balance sheet.”
Consistent with this outlook and these objectives, the Company expects full year Adjusted EBITDA for 2017 to be in the range of €220 million and €240 million for 2017. This outlook is based on the assumptions that volume growth will be in line with current GDP expectations and that oil prices, exchange rates and feedstock impacts will be at average levels seen during late in the fourth quarter of 2016.

Other guidance metrics for 2017 include shares outstanding of 59.3 million, an underlying tax rate of about 35% on pre-tax income, and capital expenditures reflecting an operating run rate consistent with the past of approximately €60 million but with the total rising to over €80 million due to the expenditures associated with the consolidation of our plants in Korea. The Company expects that cash proceeds derived from the sale of its plant site in Seoul, Korea will more than offset all capital expenditures and costs associated with this consolidation project once consolidation of this plant into our Yeosu site in Southern Korea is complete. Depreciation is estimated to be approximately €60 million, and amortization is estimated to be approximately €20 million (including amortization of acquired intangibles of about €13 million) in 2017. This outlook does not give effect to any contingencies described in Note 10.5 to our consolidated financial statements as at December 31, 2016.

Conference Call
As previously announced, Orion will hold a conference call tomorrow, Friday, February 24th 2017, at 8:30 a.m. (EST). The dial-in details for the live conference call are as follow:

U.S. Toll Free:	1-877-407-4018
International:	1-201-689-8471
U.K. Toll Free:	0 800 756 3429
Germany Toll Free:	0 800 182 0040
Luxembourg Toll Free:	800 28 522
Luxembourg Local:	352 2786 0689
A replay of the conference call may be accessed by phone at the following numbers through March 03, 2017:

U.S. Toll Free:	1-844-512-2921
International:	1-412-317-6671
Conference ID:	13651561
Additionally, an archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at: www.orioncarbons.com.
To learn more about Orion, visit the Company’s website at www.orioncarbons.com. Orion uses its website as a channel of distribution for material Company information. Financial and other material information regarding Orion is routinely posted on the Company’s website and is readily accessible.
About Orion Engineered Carbons
Orion is a worldwide supplier of Carbon Black. We produce high-performance as well as standard Gas Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Specialty Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, textile fibers, dhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. With approximately 1460 employees worldwide, Orion runs 14 global production sites and four Applied Technology Centers. For more information visit our website www.orioncarbons.com.

Forward Looking Statements
This document contains certain forward-looking statements with respect to our financial condition, results of operations and business, including those in the “2017 Outlook” and “Quarterly Business Results” sections above. These statements constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions. Some of these statements can be identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “could,” “should,” “may,” “plan,” “project,” “predict” and similar expressions. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include those factors detailed under the captions “Note Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016 and in Note 10 to our audited consolidated financial statements regarding contingent liabilities, including litigation. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement - including those in the “2017 Outlook” and “Quarterly Business Results” sections above - as a result of new information, future events or other information, other than as required by applicable law.
Reconciliation of Non-IFRS Financial Measures
In this release we refer to Adjusted EBITDA, Contribution Margin and Adjusted EPS, which are financial measures that have not been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) or the accounting standards of any other jurisdiction and may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA is defined as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on the performance of our underlying core business. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period.
Contribution Margin is calculated by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin and Contribution Margin per Metric Ton are useful because we see these measures as indicating the portion of revenue that is not consumed by such variable costs and therefore contributes to the coverage of all other costs and profits.
Adjusted EPS is defined as profit or loss for the period adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, certain other items (such as amortization expenses related to intangible assets acquired from our predecessor and foreign currency revaluation impacts) and assumed taxes, divided by the weighted number of shares outstanding.

Adjusted EPS provides guidance with respect to our underlying business performance without regard to the effects of (a) foreign currency fluctuations, (b) the amortization of intangible assets which other companies may record as goodwill having an indefinite lifetime and thus no amortization and (c) our start-up and initial public offering costs. Other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Adjusted EPS.
We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is a non-IFRS financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital.

The following tables present a reconciliation of each of Adjusted EBITDA and Adjusted EPS to the most directly comparable IFRS measure:

Reconciliation of profit or (loss)	Fourth Quarter		Fiscal Year
	2016	2015	2016	2015
	In EUR k	In EUR k	In EUR k	In EUR k
Adjusted EBITDA	55,638	50,848	222,766	208,710
Share of profit of joint venture	(121)	(121)	(419)	(492)
Restructuring expenses (1)	(20)	—	(17,623)	—
Consulting fees related to Group strategy (2)	(500)	(1,320)	(2,563)	(1,502)
Long Term Incentive Plan	(1,363)	(496)	(3,575)	(907)
Other adjustments (3)	1,500	(5,081)	(5,078)	(10,638)
EBITDA	55,134	43,830	193,508	195,171
Depreciation, amortization and impairment of intangible assets and property, plant and equipment (4)	(18,440)	(20,733)	(88,716)	(72,778)
Earnings before taxes and finance income/costs (operating result (EBIT))	36,694	23,097	104,792	122,393
Other finance income	6,109	(3,759)	25,145	17,275
Share of profit of joint ventures	121	121	419	492
Finance costs	(16,410)	(11,253)	(62,490)	(73,448)
Income taxes	(7,903)	(6,718)	(23,240)	(23,838)
Profit or (loss) for the period	18,611	1,488	44,626	42,874
(1) Restructuring Expenses for the period ended December 31, 2016 relate to the strategic realignment of the worldwide Rubber footprint, resulting in a decision by the management of the OEC SAS, Ambès, France to cease production by December 31, 2016. These expenses comprise personnel related costs of €6.1 million and demolishing, site remediation and securing as well as accrued other expenses for the cessation of €11.5 million. Restructuring expenses for the period ended December 31, 2014 primarily include personnel-related costs and IT-related costs.
(2) Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies including merger and acquisition strategies.

(3) Other adjustments (from items with less bearing on the underlying performance of the Company's core business) in the period ended December 31, 2016 primarily relate to costs of €4.1 million associated with our EPA enforcement action (including accrued expenses for penalties and mitigation projects). Other adjustments in 2015 mainly include EUR 5.0 million costs related to address the EPA enforcement action, in particular to evaluate emission-removal technologies and legal advice, EUR 1.8 million Sarbanes-Oxley first time implementation costs, EUR 1.8 million OECQ post acquisition-related costs and EUR 1.5 million reassessed real estate transfer tax related to the 2011 acquisition.
(4) Includes €10.3 million impairment of fixed assets at our Ambès, France plant for the period ended December 31, 2016 following the decision to cease production by December 31, 2016.

Adjusted EPS	Fourth Quarter		Fiscal Year
	2016	2015	2016	2015
	In EUR k	In EUR k	In EUR k	In EUR k
Net Income in EUR k	18,611	1,488	44,626	42,874
add back NRIs	(980)	6,896	25,264	13,046
add back Segment Impairment	—	—	10,297	—
add back LTIP	1,363	496	3,575	907
add back amortization	3,269	3,271	13,063	13,077
add back foreign exchange rate impacts	2,645	2,475	(1,341)	11,743
Amortization of Transaction Costs	847	826	3,098	3,304
Release Transaction cost due to redemption	37	1,500	712	1,500
Tax effect on add back items at 35% estimated tax rate	(2,514)	(5,300)	(19,134)	(15,150)
Adjusted Net Income in EUR k	23,279	11,652	80,160	71,301
Adjusted EPS in EUR	0.39	0.2	1.351	1.20

Total add back items in EUR k	4,668	10,332	35,534	28,605
Impact add back items per share in EUR	0.08	0.17	0.6	0.48
+ Earnings per Share (EUR per Share), basic in EUR	0.31	0.02	0.75	0.72
Adjusted EPS in EUR	0.39	0.20	1.35	1.20
Forward-looking Adjusted EBITDA included in this release is not reconcilable to the most directly comparable IFRS measure without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of adjustment items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS reported results for the guidance period.

Consolidated income statements of Orion Engineered Carbons S.A.
for the the three months and fiscal years ended December 31, 2016 and 2015

	Fourth Quarter		Fiscal Year
	2016	2015	2016	2015
	In EUR k	In EUR k	In EUR k	In EUR k

Revenue	276,276	260,365	1,030,094	1,111,776
Cost of sales	(189,252)	(181,928)	(691,784)	(791,467)
Gross profit	87,024	78,437	338,310	320,309
Selling expenses	(30,674)	(27,473)	(114,553)	(108,100)
Research and development costs	(3,812)	(2,879)	(14,530)	(13,404)
General and administrative expenses	(17,757)	(16,816)	(68,560)	(62,107)
Other operating income	4,260	2,469	5,862	7,456
Other operating expenses	(2,327)	(10,641)	(13,817)	(21,761)
Restructuring expenses	(20)	—	(27,920)	—
Operating result (EBIT)	36,694	23,097	104,792	122,393
Finance income	6,109	(3,759)	25,145	17,275
Finance costs	(16,410)	(11,253)	(62,490)	(73,448)
Share of profit or loss of joint ventures	121	121	419	492
Financial result	(10,180)	(14,891)	(36,926)	(55,681)
Profit or (loss) before income taxes	26,514	8.206	67.866	66.712
Income taxes	(7,903)	(6,718)	(23,240)	(23,838)
Profit or (loss) for the period	18,611	1,488	44,626	42,874

Earnings per share (EUR per share), basic	0.31	0.02	0.75	0.72
Weighted average shares, basic (in thousand of shares)	59,320	59,635	59,353	59,635
Earnings per share (EUR per share), diluted	0.31	0.02	0.74	0.72
Weighted average shares, diluted (in thousand of shares)	60,465	60,099	60,154	59,830

Consolidated statements of financial position of Orion Engineered Carbons S.A.
as at December 31, 2016 and 2015

	December 31, 2016	December 31, 2015
A S S E T S
	In EUR k	In EUR k
Non‑current assets
Goodwill	48,512	48,512
Other intangible assets	77,984	94,803
Property, plant and equipment	387,727	385,856
Investment in joint ventures	4,657	4,657
Other financial assets	2,178	3,049
Other assets	2,858	3,698
Deferred tax assets	60,955	55,254
	584,871	595,829
Current assets
Inventories	114,351	105,111
Trade receivables	190,503	172,123
Other financial assets	5,264	3,126
Other assets	21,985	20,321
Income tax receivables	7,704	8,750
Cash and cash equivalents	73,907	65,261
	413,714	374,692
	998,585	970,521

	December 31, 2016	December 31, 2015
E Q U I T Y A N D L I A B I L I T I E S
	In EUR k	In EUR k
Equity
Subscribed capital	59,635	59,635
Treasury shares	(3,415)	—
Reserves	(47,964)	(52,823)
Profit for the period	44,626	42,874
	52,882	49,686
Non-current liabilities
Pension provisions	54,736	44,994
Other provisions	13,747	15,456
Financial liabilities	613,659	650,782
Other liabilities	425	138
Deferred tax liabilities	44,557	40,052
	727,124	751,422
Current liabilities
Other provisions	60,056	38,057
Trade payables	122,913	94,213
Other financial liabilities	5,465	4,750
Income tax liabilities	16,759	16,443
Other liabilities	13,386	15,950
	218,579	169,413
	998,585	970,521

Consolidated statements of cash flows of Orion Engineered Carbons S.A.
for the years ended December 31, 2016 and 2015

	Fiscal Year
	2016	2015

Profit or (loss) for the period	44,626	42,874
Income taxes	23,240	23,838
Profit or (loss) before income taxes	67,866	66,712
Depreciation and impairment of property, plant and equipment and amortization of intangible assets	88,716	72,778
Other non-cash expenses	3,103	957
(Increase)/decrease in trade receivables	(14,059)	46,839
(Increase)/decrease in inventories	(8,227)	25,777
Increase/(decrease) in trade payables	29,856	(28,425)
Increase/(decrease) in provisions	16,374	(8,831)
Increase/(decrease) in other assets and liabilities that cannot be allocated to investing or financing activities	(4,338)	(7,078)
Finance income	(25,145)	(17,275)
Finance costs	62,490	73,448
Cash paid for income taxes	(17,486)	(10,540)
Cash flows from operating activities	199,150	214,362
Cash paid for the acquisition of intangible assets and property, plant and equipment	(64,296)	(51,541)
Cash flows to acquire entities less cash acquired	2,126	(23,240)
Cash flows from investing activities	(62,170)	(74,781)
Share buyback	(3,415)	—
Proceeds from borrowings, net of transaction costs	—	—
Repayments of non-current financial liabilities	(47,357)	(56,825)
Repayments of short term borrowings	—	(5,680)
Interest and similar expenses paid	(42,629)	(41,894)
Interest and similar income received	2,988	862
Dividends paid to shareholders	(39,994)	(40,000)
Cash flows from financing activities	(130,407)	(143,537)

Change in cash	6,573	(3,956)
Change in cash resulting from exchange rate differences	2,073	(1,327)
Cash and cash equivalents at the beginning of the period	65,261	70,544
Cash and cash equivalents at the end of the period	73,907	65,261